Exhibit 12.1

EQUINIX, INC.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio data)

	Years ended December 31,
	2012		2013		2014		2015		2016
Earnings:
Income from continuing operations before income taxes	$188,622		$112,279		$84,733		$210,998		$159,859

Fixed charges:
Interest expense	200,328		248,792		270,553		299,055		392,156
Amortization of capitalized interest	3,851		4,858		5,536		6,277		6,840
Interest factor on operating leases	34,001		33,811		31,617		30,464		42,181
Subtotal	$238,180		$287,461		$307,706		$335,796		$441,177

Total earnings	$426,802		$399,740		$392,439		$546,794		$601,036

Fixed charges:
Interest expense	200,328		248,792		270,553		299,055		392,156
Capitalized interest	30,643		10,608		19,004		10,943		13,338
Interest factor operating leases	34,001		33,811		31,617		30,464		42,181
Total fixed charges	$264,972		$293,211		$321,174		$340,462		$447,675

Ratio of earnings to fixed charges	1.6	x	1.4	x	1.2	x	1.6	x	1.3	x